UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________________

Commission File Number: 1-32227

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

CABELA’S INCORPORATED 401(k) SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cabela’s Incorporated
One Cabela Drive
Sidney, NE 69160

CABELA’S INCORPORATED 401(k) SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrator
Cabela’s Incorporated 401(k) Savings Plan
Sidney, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Cabela’s Incorporated 401(k) Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 26, 2009

CABELA’S INCORPORATED 401(k) SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Cash and cash equivalents	$58,597	$704,189

Investments, at fair value (Note 4)	137,437,104	190,661,036

Receivables, employer and employee contribution	455,034	7,277,496

Total Assets	137,950,735	198,642,721

LIABILITIES:
Administrative expenses	(91,431)	-

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	137,859,304	198,642,721

Adjustment from fair value to contract value for fully benefit- responsive investments (Note 2)	498,672	53,086

NET ASSETS AVAILABLE FOR BENEFITS	$138,357,976	$198,695,807

See accompanying notes to the financial statements.

CABELA’S INCORPORATED 401(k) SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

CHANGES TO NET ASSETS ATTRIBUTED TO:	2008	2007
Investment income (loss):
Net depreciation in fair value of investments (Note 4)	$(74,660,113)	$(17,551,535)
Interest and dividends	7,221,470	13,779,306

Net investment loss	(67,438,643)	(3,772,229)

Contributions:
Employer	8,067,929	7,277,496
Participants	11,109,984	10,150,835
Rollovers	718,530	1,298,099

Total contributions	19,896,443	18,726,430

Total	(47,542,200)	14,954,201

DEDUCTIONS:
Benefits paid to participants	11,902,061	13,276,817
Administrative expenses	893,570	535,866
Total deductions	12,795,631	13,812,683

INCREASE (DECREASE) IN NET ASSETS	(60,337,831)	1,141,518

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	198,695,807	197,554,289

End of year	$138,357,976	$198,695,807

See accompanying notes to the financial statements.

CABELA’S INCORPORATED 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEARS THEN ENDED

1.	DESCRIPTION OF PLAN

The following description of the Cabela’s Incorporated 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering substantially all employees of Cabela’s Incorporated (the “Company”) and its subsidiaries, except excluded employees as specified by the Plan.   On December 18, 2007, the Company’s Board of Directors amended and restated the Plan, effective January 1, 2008, to be a safe harbor plan that automatically satisfies the nondiscrimination rules for elective deferrals and matching contributions.  Employees are eligible to participate upon hire and eligible for various mandatory and discretionary matching contributions when they have completed one year of service.  The Charles Schwab Trust Company serves as the trustee of the Plan, while Milliman, Inc. serves as the Plan record keeper.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions – Each year, participants may elect to contribute up to 80% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code (“IRC”).  Participants who have attained age 50 before the end of the Plan year and are contributing the maximum allowed by the IRC are eligible to make catch up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  For the years ended December 31, 2008 and 2007, the Company contributed 100% of the first 6% of compensation that a participant contributed to the Plan.  For 2007, a participant earned the Company’s matching contribution for a particular year so long as the participant had completed one year of service, was an active employee of the Company on the last day of that year, and was at least 18 years of age.  For 2008, a participant earned the Company’s safe harbor matching contribution on a payroll period basis so long as the participant had completed one year of service.  Additional profit sharing contributions may be contributed at the option of the Company’s Board of Directors.  For the years ended December 31, 2008 and 2007, the Company elected not to make any discretionary contributions.

Investments – Participants direct the investment of their contributions, the Company matching contributions, and the Company profit sharing contributions into various investment options offered by the Plan.  The Plan currently offers mutual funds, a common collective trust, and the Company’s common stock as investment options for participants.

Participant Accounts – Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and allocations of the Company’s discretionary contributions and Plan earnings, and charged with withdrawals, Plan losses, and an allocation of administrative expenses.   Expense allocations are proportionate to the value of the account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are fully vested in their contributions and safe harbor matching contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary profit sharing contribution portion of their accounts is based on years of service.  For 2007, a participant is 100% vested after six years of credited service.  Participants also become fully vested upon attainment of age 65 or termination of employment because of death or disability.  For 2008, employer safe harbor matching contributions are 100% immediately vested.

Payment of Benefits – On termination of service due to death, disability, retirement, or for other reasons a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the vested interest in the participant’s account.  The Plan also allows a pre-retirement distribution option for participants age 60 or over, as stipulated in the Plan.

Forfeitures – Forfeited non-vested accounts are used to reduce company matching contributions.  In 2008 and 2007, employer contributions were reduced by $263,783 and $465,600, respectively, from forfeited nonvested accounts.  At December 31, 2008 and 2007, forfeited non-vested accounts totaled $1,092 and $447,578, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including mutual funds, a common collective trust, and common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Cash and Cash Equivalents – The Company considers all highly liquid assets with an original maturity of three months or less to be cash equivalents.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments.  Common collective trust funds with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value.  The Cabela’s Incorporated Unitized Stock Fund is valued at its year-end unit price (comprised of closing market price of Cabela’s Incorporated Common Stock reported on the New York Stock Exchange on the last business day of the Plan year plus uninvested cash position).  A unit is made up of Company stock and cash, which allows the stock to be traded on an automatic daily basis.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value.  The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.  Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Gartmore Morley Stable Value Fund (the “Fund”) is a stable value fund that is a collective investment trust designed for retirement trusts to earn a high level of return, consistent with and providing for stability of investment returns, preservation of capital, liquidity to pay plan benefits, high credit quality, and reasonable tracking of interest rates.  The Fund may invest in conventional, synthetic, and separate account investment contracts issued by life insurance companies, banks, and other financial institutions.  Characteristics of these contracts allow for their principal value to remain stable regardless of the volatility of the bond markets.  The beneficial interest of each participant is represented by units.  Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit.  Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid.  It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.  Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value.  Plan management believes that the occurrence of events that would cause the fund to transact at less than contract value is not probable.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.

Administrative Costs – The Plan’s participants pay certain administrative costs for the Plan.  Such expenses include any expenses incident to the functioning of the Plan, including, but not limited to, fees of counsel, investment managers, accountants, agents, and other costs of administering the Plan.

Payment of Benefits – Benefits are recorded upon distribution.  Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not been paid, were $45,379 and $4,393 at December 31, 2008 and 2007, respectively.

New Accounting Pronouncements – The financial statements reflect the adoption of FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), as of January 1, 2008.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements.  The effect of the adoption of  SFAS 157 had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

3.	FAIR VALUE MEASUREMENTS

In accordance with SFAS 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs.  Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

The following is a description of the valuation methods used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008.

●   Mutual funds: The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

●   Common collective trusts: The fair value of the investments in the common/collective trust is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

●   Cabela’s Incorporated common stock: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

●   Cabela’s Incorporated unitized stock fund: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded plus uninvested cash portion.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual Funds	$118,185,949	$-	$-	$118,185,949
Common Collective Trust	-	9,507,346	-	9,507,346
Cabela’s Incorporated Unitized Stock Fund	9,372,619	-	-	9,372,619
Cabela’s Incorporated Common Stock	371,190	-	-	371,190

Total	$127,929,758	$9,507,346	$-	$137,437,104

4.           INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2008	2007
PIMCO Funds:
PIMCO Total Return Fund Administrative Shares	$30,080,718	$25,420,641
Vanguard Funds:
Vanguard 500 Index Fund Admiral Shares	19,028,991	26,547,431
Oakmark Funds:
Oakmark International Fund	17,205,480	31,510,278
American Funds:
Growth Fund of America R4	12,005,802	19,355,146
Gartmore Funds:
Gartmore Morley Stable Value Fund	9,507,346	6,689,931
Cabela’s Incorporated Unitized Stock Fund	9,372,619	20,803,323
Dodge and Cox Funds:
Dodge and Cox Stock Fund	8,319,913	13,800,414
Dodge and Cox Balanced Fund	8,183,116	12,785,888
Allianz Funds:
Allianz CCM Mid Cap Fund Institutional	8,269,959	14,406,637

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2008	2007
Net change in fair value:
Cabela’s Incorporated Common Stock	$(588,302)	$(576,841)
Cabela’s Incorporated Unitized Stock Fund	(12,933,676)	(12,089,538)
Mutual Funds	(61,450,393)	(5,132,679)
Common Collective Trusts	312,258	247,523

Net depreciation in fair value of investments	$(74,660,113)	$(17,551,535)

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 63,669 shares of common stock of the Company, the sponsoring employer, with cost basis of $1,074,733 at December 31, 2008 and 2007.  For the years ended December 31, 2008 and 2007, the

Plan held 2,775,448 and 2,403,374 units of the Cabela’s Incorporated Unitized Stock Fund with cost basis of $10,452,054 and $7,285,153, respectively.

The Plan reimbursed total administrative expenses of $283,335 and $245,658 for the years ended December 31, 2008 and 2007, respectively, to the Company for expenses related to the Plan.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

7.	PLAN TAX STATUS

The Plan uses a prototype plan document sponsored by Koley Jessen P.C., L.L.O.   Koley Jessen P.C., L.L.O. received an opinion letter from the Internal Revenue Service, dated August 7, 2001, which states that the prototype document satisfies the applicable provisions of the IRC.  The Plan itself has not received a determination letter from the Internal Revenue Service.  However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income tax has been included in the Plan’s financial statements.

8.           RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$138,357,976	$198,695,807

Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(498,672)	(53,086)

Net assets available for benefits per the Form 5500	$137,859,304	$198,642,721

9.           SUBSEQUENT EVENTS

Beginning January 1, 2009, the Company’s safe harbor matching contribution is 100% of the first 4% of compensation that a participant contributes to the Plan.  Employees hired prior to January 1, 2009, are eligible for a discretionary contribution up to 2% for a total match of 6% for the Plan year.  Employees must be hired prior to January 1, 2009, work 1,000 hours during the Plan year, and be employed on the last day of the Plan year to be eligible for the 2% discretionary contribution.

Effective June 1, 2009, the Plan was amended and restated to allow distributions for financial hardships if certain conditions are satisfied.

CABELA’S INCORPORATED 401(k) SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

Column B	Column C	Column E

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value

*Cabela’s Incorporated	Common Stock - 63,669 shares	$371,190

	Unitized Stock Fund - 2,775,428 units	9,372,619

Mutual Funds:
PIMCO Funds	PIMCO Total Return Fund Administrative Shares	30,080,718
	2,966,540 shares

Vanguard Funds	Vanguard 500 Index Fund Admiral Shares	19,028,991
	230,543 shares

Oakmark Funds	Oakmark International Fund – 1,585,759 shares	17,205,480

American Funds	Growth Fund of America R4 – 590,837 shares	12,005,802

Dodge and Cox Funds	Dodge and Cox Stock Fund – 111,872 shares	8,319,913

Allianz Funds	Allianz CCM Mid Cap Fund Institutional – 523,415 shares	8,269,959

Dodge and Cox Funds	Dodge and Cox Balanced Fund – 159,639 shares	8,183,116

Royce Funds	Royce Total Return Fund – 652,633 shares	5,677,909

Columbia Funds	Columbia Mid Cap Value Z – 514,973 shares	4,351,523

American Funds	EuroPacific Growth Fund – 107,131 shares	2,994,315

T. Rowe Price Funds	T. Rowe Price New Horizons Fund – 116,258 shares	2,068,223

Common Collective Trusts:
Gartmore Funds	Gartmore Morley Stable Value Fund
	Service CL IV – 433,186 shares	9,507,346

Total Investments		$137,437,104

*Party-in-interest

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CABELA’S INCORPORATED 401(K) SAVINGS PLAN

	By:	Cabela’s Incorporated, Administrator

Date: June 29, 2009	By:	/s/ Ralph W. Castner
Ralph W. Castner Vice President and Chief Financial Officer